UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

MUZAK LLC

(Name of Applicant)

3318 Lakemont Blvd.

Fort Mill, SC 29708

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

Title of Class	Amount
15% Senior Notes Due 2014	$135,000,000

Approximate date of proposed public offering:

On, or as soon as practicable following the Effective Date under the Third Modified Joint Plan of

Reorganization of Muzak Holdings LLC and its Debtor Affiliates under Chapter 11 of the Bankruptcy Code

Stephen P. Villa

Chief Executive Officer

Muzak LLC

3318 Lakemont Blvd.

Fort Mill, SC 29708

(Name and Address of Agent for Service)

Copies to:

Joshua N. Korff, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

The obligor hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

i

GENERAL

1. General Information.

(a)	Form of organization. Muzak LLC (the “Company”) is a limited liability company.

(b)	State or other sovereign power under the laws of which organized. The Company was organized under the laws of the State of Delaware.

2. Securities Act Exemption Applicable.

The Applicant intends to offer, under the terms and subject to the conditions set forth in the Disclosure Statement for Second Modified Joint Plan of Reorganization of Muzak Holdings LLC and its Debtor Affiliates Under Chapter 11 of the Bankruptcy Code (as amended or supplemented, the “Disclosure Statement”) and the Third Amended Joint Plan of Reorganization of Muzak Holdings LLC and its Debtor Affiliates Under Chapter 11 of the Bankruptcy Code (as amended or supplemented, the “Plan”) of the Applicant and its debtor affiliates (collectively, the “Debtors”), copies of which are included as Exhibits T3E-1 and T3E-2, respectively, to this application, 15% Senior Notes due 2014 (the “New Senior Notes”) in an aggregate principal amount approximately equal to $135,000,000 and transferred to Holders of Allowed Senior Notes Claims. The New Senior Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the “Indenture”), a copy of which is included as Exhibit T3C to this application. See “Article V — Means for Implementation of the Plan — New Senior Notes” in the Plan. Capitalized terms used herein and which are not otherwise defined herein shall have the meaning ascribed to them in the Plan.

Generally, Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act of 1933 (the “Securities Act”) and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Applicant believes that the offer of the New Senior Notes under the solicitation of acceptances for the Plan and the exchange of New Senior Notes for Allowed Senior Notes Claims, together with certain other consideration, under the Plan will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above. To the extent that the solicitation of acceptances of the Plan constitutes an offer of new securities not exempt from registration under Section 1145(a)(1), the Company will also rely on Section 4(2) of the Securities Act and, to the extent applicable, Regulation D promulgated thereunder.

AFFILIATIONS

3. Affiliates.

(a) The Company owns, directly or indirectly, 100% of the stock of each of the following entities:

Background Music Broadcasters, Inc.

Muzak Capital Corporation

MLP Environmental Music, LLC

Business Sound, Inc.

BI Acquisition, LLC

Muzak Finance Corp.

Electro-Systems Corporation

Audio Environments, Inc.

Telephone Audio Productions, Inc.

Vortex Sound Communications Company, Inc.

Muzak Houston, Inc.

Music Incorporated

Muzak Heart & Soul Foundation

We expect that Muzak Holdings LLC, Muzak LLC, Muzak Capital Corporation, Electro-Systems Corporation and Muzak Heart & Soul Foundation to exist upon consummation of the Plan.

(b) Certain directors and executive officers of the Company may be deemed to be “affiliates” of the Company by virtue of their positions with the Company. See Item 4, “Directors and Executive Officers.”

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

The names of all directors and executive officers of the Company as of the date of this Application are set forth below. The mailing address and telephone number of each director and executive officer is c/o Muzak LLC, 3318 Lakemont Blvd., Fort Mill, SC 29708; telephone number (803) 396-3000.

Name	Position
Royce Yudkoff	Director
Rob MacInnis	Director
Scott Poole	Director
Travis Hain	Director
Stephen P. Villa	Director and Chief Executive Officer
Robert D. Haynes	Chief Financial Officer & Treasurer
Thomas J. Gantert	Chief Operating Officer
Christopher D. Williams	Executive Vice President (Media Group)
William L. Bretschneider	Vice President (Affiliate Services)
Kristi Britt-Stearns	Vice President (Local Sales & Client Relations)
Robert L. Cauley	Vice President (Programming & Quality Assurance)
Robert E. Finigan	Vice President (Product and Marketing)
Gregory S. Gershon	Regional Vice President
Jay L. Johnson	Regional Vice President
James P. McGrath	Regional Vice President
James D. Wrbanek	Regional Vice President
Bruce J. McKagan	Vice President (Content Services)
Frank S. Messana	Vice President, General Counsel & Secretary

Michael Newton	Vice President (Platform Development)
Timothy E. Pulliam	Vice President (Information Systems)
Annette Robinson	Vice President (National Sales)
Page W. Walker	Vice President (Local Administration)
Allen R. Younger	Vice President (National Sales)
Paul F. Ziegler	Vice President (Central Operations)

5. Principal Owners of Voting Securities.

Presented below is certain information regarding each person owning 10% or more of the voting securities of the Company as of the date of this Application:

As of the date of this Application for Qualification: Muzak Holdings LLC owns 100% of the voting securities of the Company. The mailing address for Muzak Holdings LLC is c/o Muzak Holdings LLC, 3318 Lakemont Blvd., Fort Mill, SC 29708.

It is anticipated that, as of the Effective Date, Muzak Holdings LLC will continue to own 100% of the voting securities of the Company.

UNDERWRITERS

6. Underwriters.

(a) No person has acted as an underwriter of any securities of the Company within three years prior to the date of filing this Application.

(b) No person is acting as a principal underwriter of the New Senior Notes proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7. Capitalization.

(a) The following table sets forth information with respect to each authorized class of securities of the Company as of January 10, 2010:

Title of Class	Amount Authorized	Amount Outstanding
Common Units	100	100

It is anticipated that the capitalization table set forth above for the Applicant will remain unchanged as of the Effective Date.

(b) Each member is entitled to one vote per Common Unit held by such member. Holders of Common Units do not have cumulative voting rights.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

The New Senior Notes will be subject to the Indenture among the Applicant, the guarantors named therein and Wilmington Trust Company, N.A., as trustee (the “Trustee”). The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

(a) Events of Default; Withholding of Notice of Default.

The occurrence of any of the following events will constitute an Event of Default under the Indenture: (i) default for 30 consecutive days in the payment when due of interest on the New Senior Notes; (ii) default in payment when due of the principal of or premium, if any, on the New Senior Notes; (iii) failure by the Company or any of its Restricted Subsidiaries for 30 calendar days after written notice thereof has been given to the Company by the Trustee, or to the Company and the Trustee by Holders of at least 25% of the aggregate principal amount of the New Senior Notes then outstanding, to comply with any of their other covenants or agreements in the Indenture (except in the case of a default with respect to Section 4.15 (Change of Control) or 5.01 (Limitation on Consolidation Merger and Sale of Assets) which shall constitute an Event of Default with such notice requirement but without such passage of time requirement); (iv) failure to pay at final maturity (after giving effect to any applicable grace period) any Indebtedness of the Company or any Restricted Subsidiary thereof, or the acceleration of any such Indebtedness, which acceleration shall not be rescinded or annulled within 20 days after written notice to the Company by the Trustee or any Holder, if the aggregate amount of such Indebtedness, together with the amount of any other such Indebtedness in default for failure to pay or which has been accelerated, aggregates $5.0 million or more at any time; (v) any final judgment or judgments which can no longer be appealed for the payment of money in excess of $5.0 million (excluding amounts covered by insurance for which coverage is not being challenged or denied unless the Company is contesting such challenge or denial in good faith) shall be rendered against the Company or any Restricted Subsidiary thereof, and shall not be discharged for any period of 60 consecutive calendar days during which a stay of enforcement shall not be in effect; (vi) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries; (vii) the rendering of a decree or order by a court of competent jurisdiction against the Company or any of its Significant Subsidiaries under any Bankruptcy Law which remains unstayed and in effect for a period of sixty (60) days; or (viii) any Guarantee of a Significant Subsidiary ceases to be in full force and effect or any Guarantee of a Significant Subsidiary is declared to be null and void and unenforceable or any Guarantee of a Significant Subsidiary is found to be invalid or any of the Guarantors denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the Indenture).

If an Event of Default (other than an Event of Default arising from clauses (vi) or (vii) listed above) shall have occurred and be continuing, then the Trustee or the Holders of not less than 25% in aggregate principal amount of the New Senior Notes then outstanding may declare to be immediately due and payable the entire principal amount of all the New Senior Notes then outstanding plus accrued interest to the date of acceleration and (1) the same shall become immediately due and payable or (2) if there are any amounts outstanding under the Senior Credit Facility, shall become immediately due and payable upon the first to occur of an acceleration under the Senior Credit Facility or five Business Days after receipt by the Company and the representative under the Senior Credit Facility of a notice of acceleration; provided, however, that after such acceleration but before a judgment or decree based on acceleration is obtained by the Trustee, the holders of a not less than 75% in aggregate principal amount of outstanding New Senior Notes may, under certain circumstances, rescind and annul such acceleration if (i) all Events of Default, other than nonpayment of principal, premium, if any, or interest that has become due solely because of the acceleration, have been cured or waived as provided in the Indenture, (ii) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid, (iii)

the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances and (iv) in the event of the cure or waiver of an Event of Default arising from clauses (vi) or (vii) listed above, the Trustee shall have received an Officers’ Certificate and an Opinion of Counsel that such Event of Default has been cured or waived.

No such rescission shall affect any subsequent Default or impair any right consequent thereto. In case an Event of Default arising from clauses (vi) or (vii) listed above shall occur, the principal, premium and interest amount with respect to all of the New Senior Notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the Noteholders.

Holders of not less than 75% in principal amount of the New Senior Notes then outstanding shall have the right to waive past Defaults under the Indenture except a Default in the payment of the principal of, or interest or premium, if any, on any Note, which cannot be waived without the consent of the Holder of such New Senior Notes or in respect of a covenant or a provision which cannot be modified or amended without the consent of all Holders. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of the Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereto.

If a Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each Noteholder notice of the Default within 30 days after it occurs. Except in the case of a Default in payment of the principal of, or premium, if any, or interest on any Note the Trustee may withhold the notice if and so long as the board of directors of the Trustee, the executive committee or any trust committee of such board and/or its Trust Officers in good faith determine(s) that withholding the notice is in the interests of the Noteholders.

(b) Authentication and Delivery of New Senior Notes; Application of Proceeds.

The New Senior Notes may be executed on behalf of the Company by any of the following Officers of the Company: the Chief Executive Officer, the Chief Financial Officer, the Treasurer, the President or any Vice-President. The signature of these Officers on the New Senior Notes may be by facsimile or manual signature in the name and on behalf of the Company. A New Senior Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the New Senior Note has been authenticated under the Indenture. The Trustee shall, upon a written order of the Company signed by two Officers of the Company, authenticate the New Senior Notes for original issue. The Trustee may appoint an authenticating agent to authenticate the New Senior Notes. An authenticating agent may authenticate the New Senior Notes whenever the Trustee may do so.

The New Senior Notes will be issued to Holders of Allowed Senior Notes Claims (as defined in the Plan) pursuant to the Plan. As a result, the Company will not realize any proceeds from such issuance.

(c) Release of Collateral.

The New Senior Notes are unsecured obligations of the Company and are not secured by any property.

(d) Satisfaction and Discharge.

The Indenture shall cease to be of further effect (except as to surviving rights of registration of transfer or exchange of New Senior Notes herein expressly provided for) and the Trustee, on written demand of and at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of the Indenture, when either:

(a) all New Senior Notes theretofore authenticated and delivered (other than (A) New Senior Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in the Indenture and (B) New Senior Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b) (i) all such New Senior Notes not theretofore delivered to the Trustee for cancellation (A) have become due and payable or (B) will become due and payable within one year, or are to be called for redemption within one year, under arrangements reasonably satisfactory to the Trustee for giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee in trust an amount of U.S. legal tender or U.S. Government Obligations sufficient to pay and discharge the entire Indebtedness on such New Senior Notes not theretofore delivered to the Trustee for cancellation, for the principal of, premium, if any, and interest on the New Senior Notes to the date of maturity or redemption, as the case may be, together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption as the case may be; (ii) the Company has paid or caused to be paid all other sums payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of the Indenture have been complied with.

Notwithstanding the satisfaction and discharge of the Indenture, the obligations of the Company to the Trustee under Section 7.07 (Compensation and Indemnity) and, if money shall have been deposited with the Trustee pursuant to Section 9.01(a)(B) (Satisfaction and Discharge of Indenture), the obligations of the Trustee under Section 9.05 (Deposited Money and U.S. Government Obligations to Be Held in Trust; Other Miscellaneous Provisions), shall survive.

(e) Evidence of Compliance with Conditions and Covenants.

The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers’ Certificate (one of the signers of which shall be the principal executive officer, principal financial officer or principal accounting officer of the Company) stating that a review of the activities of the Company and its Subsidiaries during such fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and, in the case of Restricted Payments, listing all Restricted Payments for such quarter, and are not in default in the performance or observance of any of the terms, provisions and conditions hereof (or, if a Default or Event of Default shall have occurred, describing all or such Defaults or Events of Default of which he or she may have knowledge and what action each is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the New Senior Notes are prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

The Company shall, so long as any of the New Senior Notes are outstanding, deliver to the Trustee, forthwith upon any Officer becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

9. Other Obligors.

Each of the Company’s parent and wholly-owned direct or indirect subsidiaries set forth below are likely to be guarantors of the New Senior Notes. The address for each such subsidiary is c/o Muzak LLC, 3318 Lakemont Blvd., Fort Mill, SC 29708.

Muzak Holdings LLC (parent company)

Muzak Capital Corporation

Electro-Systems Corporation

Contents of application for qualification. This application for qualification comprises:

(a)	Pages numbered one to nine, consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of Wilmington Trust Company, Trustee under the Indenture to be qualified (filed herewith as Exhibit T3G).

(c)	The following exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee:

Exhibit T3A-1	Certificate of Amendment of the Certificate of Formation (incorporated by reference to Exhibit 3.2 of the Registrants’ Registration Statement on Form S-4 (File 333-78571) filed on May 17, 1999).

Exhibit T3A-2	Certificate of Merger (incorporated by reference to Exhibit 3.3 of the Registrants’ Registration Statement on Form S-4 (File 333-78571) filed on May 17, 1999).

Exhibit T3B	Amended and Restated Limited Liability Company Agreement of Muzak LLC with amendments attached thereto (incorporated by reference to Exhibit 3.17 of the Registrants’ Registration Statement on Form S-4 (File 333-107215) filed on July 22, 2003).

Exhibit T3C*	Form of Indenture governing the New Senior Notes .

Exhibit T3D	[Not applicable.]

Exhibit T3E-1*	Disclosure Statement for the Second Modified Joint Plan of Reorganization of Muzak Holdings LLC and its Debtor Affiliates under Chapter 11 of the Bankruptcy Code, dated October 26, 2009.

Exhibit T3E-2*	Third Modified Joint Plan of Reorganization of Muzak Holdings LLC and its Debtor Affiliates under Chapter 11 of the Bankruptcy Code, dated January 11, 2010.

Exhibit T3F*	Form T-1 qualifying Wilmington Trust Company as Trustee under the Indenture to be qualified pursuant to this Form T-3.

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Muzak LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Fort Mill, and State of South Carolina, on the 11th day of January, 2010.

Muzak LLC

Attest:	/s/ Frank S. Messana		By:	/s/ Robert Dodd Haynes
	Name:	Frank S. Messana		Name:	Robert Dodd Haynes
	Title:	Vice President, General Counsel & Secretary		Title:	Chief Financial Officer & Treasurer

INDEX TO EXHIBITS

Exhibit T3A-1	Certificate of Amendment of the Certificate of Formation (incorporated by reference to Exhibit 3.2 of the Registrants’ Registration Statement on Form S-4 (File 333-78571) filed on May 17, 1999).

Exhibit T3A-2	Certificate of Merger (incorporated by reference to Exhibit 3.3 of the Registrants’ Registration Statement on Form S-4 (File 333-78571) filed on May 17, 1999).

Exhibit T3B	Amended and Restated Limited Liability Company Agreement of Muzak LLC with amendments attached thereto (incorporated by reference to Exhibit 3.17 of the Registrants’ Registration Statement on Form S-4 (File 333-107215) filed on July 22, 2003).

Exhibit T3C*	Form of Indenture governing the New Senior Notes.

Exhibit T3D	[Not applicable.]

Exhibit T3E-1*	Disclosure Statement for the Second Modified Joint Plan of Reorganization of Muzak Holdings LLC and its Debtor Affiliates under Chapter 11 of the Bankruptcy Code, dated October 26, 2009.

Exhibit T3E-2*	Third Modified Joint Plan of Reorganization of Muzak Holdings LLC and its Debtor Affiliates under Chapter 11 of the Bankruptcy Code, dated January 11, 2010.

Exhibit T3F*	Form T-1 qualifying Wilmington Trust Company as Trustee under the Indenture to be qualified pursuant to this Form T-3.

*	Filed herewith.